                                                            Exhibit (a)(1)(i)(a)

                             LEVEL 3 FINANCE, LLC,
           a wholly owned subsidiary of Level 3 Communications, Inc.
                                 Supplement to
                          Offers to Purchase for Cash
     the Following Series of Notes Issued by Level 3 Communications, Inc.

Up to $300,000,000 aggregate principal amount of outstanding 9 1/8% Senior Notes due 2008
Up to $100,000,000 aggregate principal amount at maturity of outstanding 101/2% Senior Discount Notes due 2008
Up to (Euro)200,000,000 aggregate principal amount of outstanding 10 3/4% Senior Notes due 2008
Up to (Euro)110,000,000 aggregate principal amount of outstanding 111/4% Senior Notes due 2010
Up to $200,000,000 aggregate principal amount of outstanding 11% Senior Notes due 2008
Up to $75,000,000 aggregate principal amount of outstanding 11 1/4% Senior Notes due 2010
Up to $75,000,000 aggregate principal amount at maturity of outstanding 12 7/8% Senior Discount Notes due 2010
Up to $275,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2009
Up to $200,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2010 in each case, at a price determined by the "Modified Dutch Auction" procedure described in the Offer to Purchase and within the price ranges set forth in this Supplement

    Each Offer (as defined in the Offer to Purchase) will expire at 11:59 p.m., New York City time, on October 9, 2001, unless such Offer is extended (such time and date with respect to an Offer, as it may be extended, the "Expiration Date"). Tendered Notes may be withdrawn at any time prior to the applicable Expiration Date.

   This Supplement (this "Supplement") supplements and amends the Offers to Purchase, dated September 10, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") of Level 3 Finance, LLC ("Purchaser"), a Delaware limited liability company. Purchaser is a wholly owned subsidiary of Level 3 Communications, Inc., a Delaware corporation ("Level 3"). Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Purchase.

   Except as set forth in this Supplement, the terms and conditions of each of the Offers remain as set forth in the Offer to Purchase.

  Amendment of Offer Amounts and Purchase Price Ranges

   With respect to each Offer, Purchaser hereby amends the Offer Amount for that Offer and the purchase price range for that Offer as follows:

      Upon the terms and subject to the conditions of each Offer (including, if an Offer is amended or extended, the terms and conditions of any amendment or extension), Purchaser is offering to purchase for cash, at prices determined by the "Modified Dutch Auction" procedure described in the Offer to Purchase and within the purchase price ranges set forth below:

      . up to $300,000,000 aggregate principal amount of outstanding 9 1/8% Notes at a price not greater than $520 nor less than $440 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase;

      . up to $100,000,000 aggregate principal amount at maturity of outstanding 10 1/2% Discount Notes at a price not greater than $350 nor less than $290 per $1,000 principal amount at maturity;

      .  up to (Euro)200,000,000 aggregate principal amount of outstanding
         10 3/4% Euro Notes at a price not greater than (Euro)510 nor less than
         (Euro)430 per (Euro)1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase;

      .  up to (Euro)110,000,000 aggregate principal amount of outstanding
         11 1/4% Euro Notes at a price not greater than (Euro)530 nor less than
         (Euro)430 per (Euro)1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase;

      . up to $200,000,000 aggregate principal amount of outstanding 11% Notes at a price not greater than $550 nor less than $470 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase;

      . up to $75,000,000 aggregate principal amount of outstanding 11 1/4% Notes at a price not greater than $530 nor less than $450 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase;

      . up to $75,000,000 aggregate principal amount at maturity of outstanding 12 7/8% Discount Notes at a price not greater than $280 nor less than $220 per $1,000 principal amount at maturity;

      . up to $275,000,000 aggregate principal amount of outstanding 2009 Convertible Notes at a price not greater than $310 nor less than $270 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase; and

      . up to $200,000,000 aggregate principal amount of outstanding 2010 Convertible Notes at a price not greater than $300 nor less than $260 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

      The term "Minimum Offer Price" with respect to a series of Notes is hereby amended in its entirety to refer to the lowest price in each of the price ranges listed above for that series of Notes.

      The term "Offer Amount" with respect to a series of Notes is hereby amended in its entirety to refer to the maximum aggregate principal amount (or principal amount at maturity, as applicable) listed above for that series of Notes.

      The term "Purchase Price" with respect to a series of Notes is hereby amended in its entirety to refer to the single lowest price specified by tendering holders within the applicable price range set forth above for the series of Notes subject to that Offer that will enable Purchaser to purchase the Offer Amount for that series (or, if less than the Offer Amount for that series are validly tendered (and not withdrawn), all Notes of that series so tendered).

      All references in the Offer to Purchase to the applicable price range for a series of Notes are hereby amended to refer instead to the price range for that series of Notes set forth above in this Supplement.

   The table on page 7 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following table that sets forth (i) the aggregate outstanding principal amounts (or principal amounts at maturity, as applicable) of each series of Notes as of August 31, 2001, and (ii) the percentage that the Offer Amount (as hereby amended) for each series represents of the aggregate outstanding principal amount of that series as of such date:

                                                   Percentage of Offer
                                                   Amount to Aggregate
                                    Outstanding        Outstanding
              Series of Notes     Principal Amount  Principal Amount
              ---------------     ---------------- -------------------
                                   (in millions)
          9 1/8% Notes...........        $2,000            15%
          10 1/2% Discount Notes*        $  834            12%
          10 3/4% Euro Notes.....   (Euro)  500            40%
          11 1/4% Euro Notes.....   (Euro)  300            37%
          11% Notes..............        $  800            25%
          11 1/4% Notes..........        $  250            30%
          12 7/8% Discount Notes*        $  675            11%
          2009 Convertible Notes.        $  693            40%
          2010 Convertible Notes.        $  824            24%

--------
* Principal amount at maturity

   Item 8, "Source and Amount of Funds" on page 16 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following paragraph:

      The aggregate maximum amount of funds required by Purchaser to purchase the Notes pursuant to the Offers is estimated to be approximately $654,000,000. This amount is calculated using, in the case of the Euro Notes, a currency conversion rate of 1.0906 euros to 1 U.S. dollar, the euro exchange rate as of September 24, 2001. Of this aggregate maximum amount of funds, Purchaser estimates that a maximum aggregate of approximately $145,250,000 would be required by Purchaser to purchase the Convertible Notes pursuant to the Convertible Note Offers. Purchaser expects to fund its purchase of Notes hereunder with cash and marketable securities that have been contributed to it by Level 3. See Item 1, "Purpose of the Offers" in the Offer to Purchase.

  Extension of the Expiration Date with respect to Each Offer

   Purchaser has extended the Expiration Date for each Offer until 11:59 p.m., New York City time, on October 9, 2001. Purchaser reserves the right, in its sole discretion, to further extend the period of time for which each Offer is open.

  Selected Financial Data

   The following disclosure is hereby added to the Offer to Purchase under Item 4, "Certain Information Concerning Purchaser and Level 3."

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   Set forth below is certain summary historical financial information of Level 3 and its subsidiaries. The historical financial information has been derived from the consolidated financial statements included in Level 3's Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. The information presented below should be read in conjunction with Level 3's consolidated financial statements, and the financial information which follows is qualified in its entirety by reference to such financial statements and related notes, copies of which may be obtained as set forth under "Incorporation of Documents by Reference" in the Offer to Purchase.

                                         Six Months Ended June 30,     Fiscal Year Ended
-                                        -------------------------    ------------------
                                             2001            2000       2000      1999
-                                          -------          ------     -------   ------
                                         (dollars in millions, except per share amounts)
Results of Operations:
   Revenue............................. $   838           $  411      $ 1,185    $  515
   Net loss(1).........................  (1,266)            (552)      (1,455)     (487)
Per Common Share:
   Net loss(2).........................   (3.44)           (1.54)       (4.01)    (1.46)
Financial Position:
   Total Assets........................  14,888                        14,919     8,906
Current portion of long-term debt......       9                             7         6
Long-term debt, less current portion(2)   7,959                         7,318     3,989
Stockholders' equity(3)................   3,385                         4,549     3,405
Book Value per Share................... $  9.19

--------
(1) Level 3 incurred significant expenses in conjunction with the expansion of its communications and information services business.

   Level 3's proportionate share of RCN Corporation's losses exceeded the remaining carrying value of Level 3's investment in RCN during the fourth quarter of 2000. Level 3 does not have additional financial commitments to RCN; therefore it did not recognize approximately $276 million and $20 million of additional equity losses attributable to RCN for the six months ended June 30, 2001 and three months ended December 31, 2000.

   RCN issued stock in public offerings and for certain transactions. These transactions reduced Level 3's ownership in RCN to 31% and 35% at December 31, 2000 and 1999, respectively, and resulted in pre-tax gains to Level 3 of $95 million and $117 million in 2000 and 1999, respectively. Level 3 does not expect to recognize future gains on RCN stock activity until Level 3 recognizes the suspended equity losses.

(2) In 2000, Level 3 received net proceeds of approximately $3.2 billion from the offering of $863 million in 2009 Convertible Notes, $1.4 billion in three tranches of U.S. dollar denominated senior debt securities, $780 million from two tranches of Euro denominated senior debt securities and $233 million from mortgage financings.

   In 2001, Level 3 increased its borrowing capacity under the 1999 $1.375 billion senior secured credit facility to $1.775 billion and borrowed an additional $650 million against the facility.

(3) In 2000, Level 3 received approximately $2.4 billion of net proceeds from the sale of 23 million shares of its Common Stock.

   Level 3 had deficiencies of earnings to fixed charges of $1.290 billion for the six months ended June 30, 2001, $603 million for the six months ended June 30, 2000, $1.553 billion for the fiscal year ended 2000 and $695 million for the fiscal year ended 1999.

  Convertible Note Offers

   Level 3's 6% Convertible Subordinated Notes due 2009 and 6% Convertible Subordinated Notes due 2010 are referred to in this Supplement collectively as the "Convertible Notes." Purchaser's Offer for each series of Convertible Notes is being made upon the terms and subject to the conditions relating to the Convertible Notes set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, with respect to each series of Convertible Notes, together constitute a "Convertible Note Offer" and with respect to both series of Convertible Notes, together constitute the "Convertible Note Offers").

   Proration. With respect to the Convertible Note Offers only, the Offer to Purchase and the Letter of Transmittal are hereby amended to provide the following proration mechanism with respect to each series of Convertible Notes in place of the proration mechanism set forth in the Offer to Purchase:

      In the event that the amount of either series of Convertible Notes validly tendered (and not withdrawn) prior to the applicable Expiration Date at or below the applicable Purchase Price exceeds the Offer Amount for that series of Convertible Notes then, subject to the terms and conditions of the applicable Convertible Note Offer, Purchaser will accept for payment such Convertible Notes of that series that are validly tendered (and not withdrawn) at or below the applicable Purchase Price on a pro rata basis from among such tendered Convertible Notes of that series. In all cases, Purchaser will make appropriate adjustments to avoid purchases of Convertible Notes in a principal amount other than an integral multiple of $1,000.

   With respect to each series of Notes other than the Convertible Notes, the proration mechanism provided for in the Offer to Purchase remains unchanged.

   Withdrawal Rights. With respect to the Convertible Note Offers only, the Offer to Purchase and related Letter of Transmittal are hereby amended to provide for the following additional withdrawal rights with respect to each series of Convertible Notes:

      If Convertible Notes tendered pursuant to a Convertible Note Offer have not been accepted for payment by Purchaser on or before November 5, 2001, any tendering holder may, after that date, withdraw his or her Convertible Notes tendered in that Convertible Note Offer.

   Rule 13e-4. With respect to the Convertible Note Offers only, the Offer to Purchase and related Letter of Transmittal are hereby amended to provide for the following disclosure:

      Rule 13e-4 promulgated under the Exchange Act generally prohibits Purchaser and its affiliates, including Level 3, from purchasing Convertible Notes of a given series, other than pursuant to the applicable Convertible Note Offer, until at least ten business days after the expiration or termination of that Convertible Note Offer.

      In addition to being limited by Rule 14e-1(c) under the Exchange Act, as described in the Offer to Purchase, Purchaser's reservation of the right to delay payment for Convertible Notes of either series which it has accepted for payment pursuant to the applicable Convertible Note Offer, is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities tendered pursuant to a tender offer promptly after termination or withdrawal of that tender offer.

      If Purchaser materially changes the terms of a Convertible Note Offer or the information concerning a Convertible Note Offer, or if it waives a material condition to a Convertible Note Offer, in addition to the legal requirements described in the Offer to Purchase, Purchaser will disseminate additional information and extend the applicable Convertible Note Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act.

      Pursuant to Rule 13e-4 under the Exchange Act, Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO (the "Schedule TO") which contains additional information with respect to the Convertible Note Offers. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under "Incorporation of Documents by Reference" in the Offer to Purchase.
                                     * * *

   Purchaser's obligation to accept for payment, and to pay for, Notes validly tendered pursuant to each Offer continues to remain conditioned upon the satisfaction of the general conditions described in the Offer to Purchase for that Offer.

   This Supplement should be read in conjunction with the Offer to Purchase and related Letter of Transmittal. These documents contain important information that should be read before any decision regarding whether or not to tender Notes pursuant to an Offer is made.

   No person has been authorized to give any information or make any representation on behalf of Purchaser that is not contained in this Supplement, the Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation should not be relied upon. None of Purchaser, Level 3, the Depositary, the Dealer Managers, the Information Agent or any of their affiliates make any representation to any holder as to whether or not to tender such holder's Notes. Holders must make their own decision as to whether to tender the Notes.

                       The Depositary for the Offers is:

                         Mellon Investor Services LLC

        By facsimile:  (For Eligible Institutions only): (201) 296-4293

                         Confirmation: (201) 296-4860

         By Mail:            By Overnight Courier:           By Hand:
       P.O. Box 3301          85 Challenger Road        120 Broadway -- 13th
   South Hackensack, NJ                                        Floor
          07606               Mail Stop-Reorg         New York, New York 10271
                         Ridgefield Park, NJ 07660
                           Attn: Reorganization
                                   Dept.

   Any questions or requests for assistance or additional copies of this Supplement, the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offers.

                   The Information Agent for the Offers is:

                         Mellon Investor Services LLC
                          44 Wall Street, 7/th/ Floor
                           New York, New York 10005
                    Banks and Brokers call: (917) 320-6286
                           Toll free (888) 788-1979

                    The Dealer Managers for the Offers are:

Salomon Smith Barney                            J.P. Morgan Securities Inc.
390 Greenwich Street                            270 Park Avenue
New York, New York 10013                        New York, New York 10017
Attention: Liability Management Group           Attention: Laura Yachimski
Telephone: (212) 723-6106 (call collect)        Telephone: (212) 270-1100 (call collect)
           (800) 558-3745 (toll-free)                      (800) 245-8812 (toll-free)

September 25, 2001